AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131

February 22, 2005

VIA EDGAR CORRESPONDENCE
Celeste M. Murphy
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	TIMCO Aviation Services, Inc.
Schedule TO-I/A filed on February 8, 2005
File No. 005-47239

Dear Ms. Murphy:

     On behalf of TIMCO Aviation Services, Inc. (the “Company”), we hereby respond to the Commission staff’s comment letter dated February 11, 2005 regarding Amendment No. 1 to the Company’s Schedule TO-I.

     Please note that for the Staff’s convenience we have recited each of the comments in bold and provided the Company’s response immediately below the comment. Further, page numbers included in this letter refer to page numbers in the Offering Circular (the “Circular”) that is part of the Company’s Schedule TO-I, and capitalized terms not otherwise defined in this letter are as defined in the Circular.

Offering Circular

Is our financial condition relevant to your decision to convert your Notes in the offer and consent solicitation? Page 7

1.	We note your response to prior comment 4, in particular your last statement that the company has been advised by counsel that there is a “reasonable likelihood” that, notwithstanding the express terms in the indenture, the notes would be treated as equity in a bankruptcy proceeding. While the first risk factor on page 14 states that it is “possible” that the notes will be treated as equity in a bankruptcy proceeding, the degree of likelihood in unclear. Please expand to clarify and address the risks, if necessary.

In response to the Staff’s comment, the Company has clarified the language in this section and in the first risk factor on page 14. As discussed, the clarification is included in Amendment No. 2 to the Company’s Schedule TO-I which has been filed with the Commission today.

Determination of Conversion Premium. Page 24

2.	Please include your response to prior comment 9 in your disclosure. Further clarify whether the company did any quantifiable analysis regarding the amount of the premium. The basis for determining the amount of the premium remains unclear

As discussed with the staff on February 16, 2005, the Company has modified the language in this section (through Amendment No. 2 to the Schedule TO which has been filed with the Commission today) to add disclosure regarding the basis for the Company’s belief that it would be more advantageous to holders of Notes to accept the offer and consent solicitation.

Lack of impact on existing holders of common stock. Page 24

3.	We note your response to prior comment 11. As stated above, we believe that the dilution at this time is a significant feature of the terms of the offer. Further, it is unclear why the board did not consider the additional dilution caused by the warrant exercise at this time under this heading. Please include your responsive material in your disclosure.

As discussed with the Staff on February 15, 2005, the Staff has waived this comment and accordingly, no change has been made to the Schedule TO-I.

Liquidity. Page 24

4.	Prior comment 12. Please include your responsive material to prior comment 12 in your disclosure. As your statement stands, the basis is unexplained. As it reads now, the statement seems to imply that the notes are more liquid and that “in time” the common stock will be more liquid.

As discussed with the Staff on February 15, 2005, the Staff has waived this comment and accordingly, no change has been made to the Schedule TO-I.

* * * * *

     The Company believes that the responses provided above and the disclosures provided in Amendment No. 2 to Schedule TO-I fully address the questions outlined in the Commission staff’s comment letter dated February 11, 2005. Please address any questions to the undersigned at (954) 468-2446 or to Philip B. Schwartz at (305) 982-5604.

Sincerely,

AKERMAN SENTERFITT
/s/ Laurie L. Green
Laurie L. Green

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